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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Franklin Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
320272 10 7
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	320272 10 7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Gretchen J. Schmidt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		86,871

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,350

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		69,341

WITH:	8	SHARED DISPOSITIVE POWER:

		18,880

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	88,221

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a).	Name of Issuer:

First Franklin Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:

4750 Ashwood Drive Cincinnati, Ohio 45241
Item 2(a).	Name of Person Filing:

Gretchen J. Schmidt
Item 2(b).	Address of Principal Business Office or, if none, Residence:

1091 Locust Corner Road Cincinnati, Ohio 45245
Item 2(c).	Citizenship:

United States
Item 2(d).	Title and Class of Securities:
Common Stock
Item 2(e).	CUSIP Number
320272 10 7
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership:
(a)	Amount Beneficially Owned:

88,221

(b)	Percent of Class:

5.2%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 86,871

(ii)	shared power to vote or to direct the vote: 1,350

(iii)	sole power to dispose or to direct the disposition of: 69,341

(iv)	shared power to dispose or to direct the disposition of: 18,880
Ms. Schmidt has sole voting and dispositive power over 44,591 shares she holds directly and 24,750 shares subject to vested stock options. Ms. Schmidt has shared voting and dispositive power over 1,350 shares held by her minor children, and has sole voting and shared dispositive power over 17,530 shares allocated to her account in The Franklin Savings and Loan Company Employee Stock Ownership Plan.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable
Item 8.	Identification and Classification of Members of the Group:

Not applicable
Item 9.	Notice of Dissolution of Group:

Not applicable
Item 10.	Certification:

Not applicable

SIGNATURE
     After reasonable inquiry and to be best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2007	/s/ Gretchen J. Schmidt

Date	Gretchen J. Schmidt